SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period August 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒       Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐       No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: August 13, 2004	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

(PROTHERICS LOGO)

11 August 2004

PROTHERICS PLC
RESULT OF OPEN OFFER

Protherics PLC (“Protherics” or “the Company”), the international biopharmaceutical company, announces that its open offer to Qualifying Shareholders closed at 3:00 p.m. today, 11 August 2004.

On 20 July 2004, Protherics announced its intention to raise approximately £10 million (before expenses) through a placing and open offer of up to 20,775,008 new ordinary shares.

Excluding fractional entitlements, 20,773,088 new ordinary shares were offered to Qualifying Shareholders pursuant to the open offer. Valid applications have been received in respect of 10,966,639 new ordinary shares (52.8%). The balance of 9,806,449 new ordinary shares will be placed with institutions.

The fundraising remains conditional upon the passing of a resolution to be proposed at an extraordinary general meeting of the Company to be held at 10:00 a.m. on 12 August 2004, and admission of the new ordinary shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities, expected on 16 August 2004.

NOTE: All definitions used in the Company’s circular dated 20 July 2004 apply to this announcement.

For further information contact:

Protherics                                        020 7246 9950 / 07919 480510
Andrew Heath, Chief Executive
Barry Riley, Finance Director
Nick Staples, director of Corporate Affairs

The Maitland Consultancy           020 7379 5151
Brian Hudspith
Michelle Jeffery

Code Securities Limited            020 7024 2000
Charles Walker

Panmure Gordon                         020 7187 2000
Dominic Morley

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist biological products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

(PROTHERICS LOGO)

12 August 2004

PROTHERICS PLC

EGM STATEMENT
Protherics announces shareholder approval for £10 million fundraising

Protherics PLC (“Protherics” or “the Company”), the international biopharmaceutical company, announces that at the extraordinary general meeting, held at 10:00 a.m. today, the resolution in connection with the Company’s £10 million fundraising was passed.

On 20 July 2004, Protherics announced its intention to raise approximately £10 million (before expenses) through a placing and open offer of up to 20,775,008 new ordinary shares. The new ordinary shares issued pursuant to the fundraising are expected to be admitted to the Official List of the UK Listing Authority at 8:00 a.m. on 16 August and will rank pari passu with the existing class of ordinary shares.

Andrew Heath, Chief Executive of Protherics said:

“We are extremely pleased with the level of support we have received from our strong shareholder base and a number of new leading institutions. This fundraising enables us to invest in additional sales and marketing initiatives to increase returns from Voraxaze™ and should allow us to make further significant reductions in the manufacturing costs of CroFab™ and DigiFab™. We also plan to qualify a further filling and freeze-drying contactor in the US to reduce our dependence on any one contractor.

“Making these investments now should help us to maintain the momentum that has built behind the business.”

For further information contact:

Protherics                                       020 7246 9950 / 07919 480510
Andrew Heath, Chief Executive
Barry Riley, Finance Director
Nick Staples, director of Corporate Affairs

The Maitland Consultancy           020 7379 5151
Brian Hudspith

Michelle Jeffery

Code Securities Limited          020 7024 2000
Charles Walker

Panmure Gordon                       020 7187 2000
Dominic Morley

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist biological products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward-looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.